Exhibit 99.1

Mitchells & Butlers plc

Acquisition of 239 pub restaurant sites from Whitbread PLC and update on return of funds

Acquisition Highlights

-	239 high quality largely freehold pub restaurant sites acquired for £497m including up to £7m of contingent deferred consideration
-	Accelerates Mitchells & Butlers’ repositioning to high growth food markets
-	Opportunity for substantial sales uplifts generating over 50% increase in outlet EBITDA
-	Highly value creative:
	-	Expected to be significantly earnings enhancing from year 2*; and marginally dilutive in year 1*
	-	Returns expected to exceed WACC during year 2*, and continue to build thereafter
	-	Expected EBITDA multiple of approximately 8x post conversion

Update on Return of Funds

-	The Board continues to expect to return of the order of £500m to shareholders, following completion of the current refinancing.

Commenting on the transaction, Tim Clarke, Chief Executive said:

“With this transaction, we have secured 239 of the best pub restaurant sites in the UK; as defined by their locations, their scale, and above all their sales and profits potential. The acquisition represents exceptional value compared with greenfield site developments. The conversion of these sites to our brands and formats will enable us to create substantial shareholder value from this acquisition and accelerate Mitchells & Butlers’ growth.”

“Not withstanding this acquisition it is very pleasing to confirm that we are still expecting to return of the order of £500m to shareholders.”

Details of the Transaction

Mitchells & Butlers has agreed the acquisition of 235 pub restaurants and 4 pub restaurants under development (the “Acquired Sites”) put up for sale by Whitbread PLC (“Whitbread”) earlier this year.

The Acquired Sites are amongst the best pub restaurant sites in the UK by virtue of their locations, scale, and demographics. The sites are in residential areas, 95% are freehold or long leasehold and approximately half are in the higher growth regions of the South East and South West of the UK.

Consideration and Funding

Consideration for the acquisition is £490m most of which will be settled in cash on completion on 28 July 2006. In addition, Mitchells & Butlers has agreed to make a further payment of up to £7m to Whitbread, by way of deferred consideration contingent upon the outcome of certain tax clearances. Fees and stamp duty of £12m are estimated on the transaction.

The acquisition has been funded by a short term bank facility provided by the Royal Bank of Scotland.

Acquisition Rationale

-	Accelerates Mitchells & Butlers’ repositioning towards higher growth eating out market

The Board of Mitchells & Butlers’ believes that this acquisition is an important opportunity to accelerate the repositioning of the Mitchells & Butlers estate towards the eating out market which has seen 4% real growth per annum over the last 20 years. Following the acquisition and successful completion of the conversion to Mitchells & Butlers’ brands and formats, it is anticipated that the food sales mix of the enlarged estate will be approaching 40%.

-	Opportunity for substantial sales and profits uplifts through conversion to Mitchells & Butlers’ brands and formats

The strength of Mitchells & Butlers’ brands and formats, together with operational skill in brand development and evolution has driven average weekly sales of £21k per week from Mitchells & Butlers’ pub restaurants (excluding those pub restaurants with adjacent lodges) compared to £16k generated by the Acquired Sites over a similar period. As a result, the Board believes that there is a significant opportunity to increase the sales and profits of the Acquired Sites. Extensive due diligence, rigorous site appraisals and detailed plans have already been formulated to debrand within 12 months and convert the vast majority of the pubs acquired to Mitchells & Butlers’ brands and formats over the next 2 years. These include Harvester, Premium Country Dining, Toby and Vintage Inns pub restaurants and Ember Inns and Sizzling Pub Co pub formats. Expansionary investment of around £85m is anticipated over the next 2 years generating high incremental returns. To accommodate these conversions, the investment programme in the existing estate will be scaled back to bring the total expansionary capital expected for next year to around £110m.

-	Margin enhancement through scale, improved productivity and purchasing benefits

Mitchells & Butlers has consistently delivered improvements in employee productivity, holding the employment cost ratio constant as a percentage of sales for the company as a whole since 2003 despite the 20% increase in the national minimum wage. Key to this achievement has been the generation of high food cover volumes and capacity management skills based on staff training, deployment scheduling and sales forecasting. Relative to Mitchells & Butlers’ pub restaurants, employment costs are significantly higher in the Acquired Sites, reinforcing our confidence in our ability to generate high returns post conversion.

The growth in food sales has allowed Mitchells & Butlers to make material purchasing gains while at the same time improving the quality offered to the customer. The Acquired Sites provide a further opportunity for scale benefits through additional volume for the enlarged group. The Board believes that purchasing benefits of £5m per annum are available from year 2.

-	Quality of Acquired Sites and materially higher trading potential provides significant opportunity to create value

The Board is confident that the quality of the Acquired Sites, together with the strength of Mitchells & Butlers’ brands and formats and its operating procedures will create significant value for shareholders. The acquisition is expected to generate returns above Mitchells & Butlers’ WACC (which the Board estimates to be approximately 6%) during year 2 and build strongly thereafter following completion of the conversion programme. The acquisition is expected to be marginally earnings dilutive in the first year and significantly enhancing thereafter.

Transitional Arrangements

To maintain the operational focus and accountability of the trading performance of the Acquired Sites pending their conversion and transfer to the Restaurants and Pubs & Bars divisions, Adam Fowle, currently director of Business Development and previously MD of the Pubs & Bars division, will oversee the integration and manage the pubs until they are converted. Additional overheads of £4m are anticipated in the first year, reducing to £2m per annum thereafter. One off integration costs of £9m, predominantly related to IT transfer costs, are anticipated in year 1.

As part of the transaction, Mitchells & Butlers has entered into a Transitional Services Agreement with Whitbread for a period up to February 2007 under which Whitbread will continue to provide certain services such as IT and accounting support to the Acquired Sites. Mitchells & Butlers has also entered into a Licence Agreement with Whitbread under which the Acquired Sites can continue to trade as Beefeater and Out & Out for up to 7 months and Brewers Fayre for 12 months.

Financial Information on the Acquired Sites

The aggregate net book value of the Acquired Sites, included in the consolidated balance sheet of Whitbread as at 1st March 2006, was £281m. The Acquired Sites made a profit contribution before allocation of overhead and before interest and tax of £38m in the year ended 1st March 2006. Uncertainty over the future of these pubs means that they have been trading less strongly. Turnover and EBITDA in the 12 months to 1 June 2006 were £194m and £45m respectively.

Refinancing, Disposals and Return of Funds

The refinancing of the existing business announced in April 2006 is on track to be completed before the end of the current financial year, although the precise quantum to be raised will inevitably be subject to conditions in the debt markets.

In addition, we remain confident in our ability to raise at least £70m from the disposal of individual pubs this year and we have additionally decided to solicit third party offers on approximately 100 smaller, drinks-led pubs.

£32m of the £59m share buyback targeted for the second half of the year has now been completed with 6.7m shares repurchased since the interims.

On the assumption that we are successful in executing our refinancing plans, and the disposals mentioned above yield the proceeds that we currently anticipate, the Board is confident that, not withstanding the successful acquisition of the Acquired Sites, it will continue to be possible to return of the order of £500m to shareholders by the end of the calendar year, including the second half share buyback. Further details will be provided in due course.

Pre Close Trading Update

An update on trading will be provided with Mitchells & Butlers pre close trading statement on 26 September 2006. The Board remains confident that the results for the year will be in line with their expectations.

* Before exceptional items and the potential impact of fair value accounting adjustments

For further information please contact:

Investor Relations:
Kate Holligon	0121 498 5092

Media:
James Murgatroyd (Finsbury Group)	0207 251 3801

There will be a presentation for analysts and fund managers at 9.30 am at the Merrill Lynch Financial Centre, 2 King Edward St, EC1. A live webcast of the presentation will be available on www.mbplc.com.

Notes for editors:

Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly sales per pub of over three times the industry average.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the Board of Directors with respect thereto.

These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘will’, ‘should’, ‘continue’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers’ operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group’s pension schemes and the weather.

No statement in this announcement is intended to be a profit forecast or to imply that the earnings per share of Mitchells & Butlers for the current or future financial years will necessarily match or exceed the historical or published earnings of Mitchells & Butlers.